SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

EDWARD H.P. LAM ♦*

NICHOLAS A. NORRIS ♦

JONATHAN B. STONE *

ALEC P. TRACY *

DOMINIC W.L. TSUN ♦*

♦ (ALSO ADMITTED IN ENGLAND &

WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com November 30, 2007	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, D.C. BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Mr. Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington D.C. 20549

U.S.A.

RE:	MEMSIC, Inc.
Amendment No. 3 to
Registration Statement on Form S-1
Filed on November 21, 2007
File No. 333-146377

Dear Mr. Jones:

On behalf of our client, MEMSIC, Inc. (“Memsic” or “the Company”), set forth below are the Company’s responses to your comment letter dated November 29, 2007 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 ( “Amendment No. 2”) filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2007. We have also arranged to have four courtesy copies of Amendment No. 3 to the Registration Statement (“Amendment No. 3”), without exhibits, marked to show changes made to Amendment No. 2 filed on November 21, 2007 to be hand delivered to your office at the above address.

Mr. Tom Jones

Securities and Exchange Commission

November 30, 2007

RE: MEMSIC, Inc. S-1/A Registration Statement (File No. 333-146377)

We would like to bring to your attention that the Company has revised its initial public offering price range from $14.00 to $16.00 to $11.00 to $13.00, which price range is reflected in Amendment No. 3.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Memsic’s corresponding response. All references in Memsic’s responses to pages and captioned sections are to Amendment No. 3 as filed today. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the prospectus included in Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock Based Compensation, page 47

1.	We refer to the revisions made in response to prior comment four in our letter dated November 19, 2007. Please provide a quantitative analysis to support the difference between your fair value estimate of $11.70 as of September 30, 2007 compared to the proposed IPO range of $14.00 to $16.00 per share. Please quantify and provide the basis for any illiquidity discount. Additionally, clarify how the superior rights and preferences of the preferred stock were considered in your determination of fair value as indicated on page 50.

The Company supplementally advises the Staff that the price range disclosed in Amendment No. 2 filed on November 21, 2007 was determined by the Company, together with its lead underwriter, Citi, based on a number of factors, such as equity market conditions at the time of filing, the financial results of recent periods and our financial outlook of future periods.

In response to the Staff’s comment, the Company supplementally sets forth below a quantitative analysis of the difference between the estimated fair value of the Company’s common stock as of September 30, 2007, and its proposed initial public offering range contained in Amendment No. 2. The Company’s strong financial results for the third quarter ended September 30, 2007, which provided the Company with greater confidence in its overall results for 2007 and improved its financial outlook of 2008, were estimated to have contributed to an increase of approximately $1.50 increase in its estimated fair market value per share. In addition, as disclosed in Amendment No. 2, the initial public offering price does not take into account any illiquidity discount or the superior rights and preferences of the preferred stock, which were taken into account in the determination of the fair value of common stock as of the date of grant. As the probability of an IPO increased to 85%, the value of the superior rights of the preferred stock greatly diminished because these shares of preferred stock automatically convert to common stock upon the consummation of an IPO. While the superior rights of the preferred stock marginally offset the illiquidity discount on the fair value, the estimated time for the Company’s equity shares to become liquid in the market was a minimum of nine months as of September 30, 2007, assuming this offering is completed by the end of this year and a 180 day lock-up period follows thereafter. Using the 18% discount rate, as determined by the Company’s independent valuation partner, would result in a discount of at least $1.70 from the Company’s previous proposed price range of $14.00 to $16.00 per share contained in Amendment No.2.

Since the time at which the Company’s previous price range contained in Amendment No. 2 was determined, there has been significant fluctuation in the U.S. and global capital markets. To reflect current market conditions, the Company, together Citi, has revised the price range for this offering to $11.00 to $13.00 per share.

As a result of such revision to the price range, the estimated fair value of the Company’s common stock of $11.70 per share as of September 30, 2007 falls within the revised price range. Consequently, the Company respectfully submits that it is no longer necessary to discuss the quantitative analysis of the fair value of its common stock shares as of September 30, 2007 and the proposed price range. However, the Company has clarified on page 50 that the price range was determined by discussions between the Company and its underwriters based on a number of factors, such as fluctuations in market conditions, the financial results of our recent periods and our financial outlook of future periods. The Company has also made cross-references to the relevant risk factors relating to the market fluctuations and the fluctuations of the Company’s stock price.

2.	As a related matter, please tell us the fair value used to determine the value of stock options issued subsequent to September 30, 2007. Please also describe how that fair value was determined. We see that you granted Dr. Zhao a total option award of 500,000 shares in October 2007.

In response to the Staff’s comment, the Company advises the Staff that from September 30, 2007 to the date of this Amendment No. 3, the Company has not granted any stock options except those granted to Dr. Zhao in October 2007. These stock options to Dr. Zhao were granted on October 2, 2007 at an exercise price of $9.94 per share. Based on the independent valuation of conducted by the independent valuation firm, the Company concluded that the fair value of the Common Stock was $11.70 per share. The Company has since modified the exercise price of the award to Dr. Zhao to $11.70 per share. The Company is in the process of determining the fair value of the option under SFAS No. 123R and will record the related compensation in connection with its fourth quarter results. Furthermore, assuming this offering is completed by the end of 2007 as currently proposed, the Company does not expect to grant any stock options prior to the completion of this offering.

3.	Please also quantify the significant items that resulted in the substantial increase of the fair value of your common stock from $7.64 per share at August 22, 2007 to $11.70 September 30, 2007.

In response to the Staff’s comment, the Company advises the Staff that there were a number of events that occurred between August 22, 2007 and September 30, 2007 which significantly affected the estimate of the fair value of the Company’s common stock as of September 30, 2007. However, the effect of any particular such event cannot be individually quantified. The Company, together with its independent valuation consultant, determined that its strong financial results, significant design wins and growing order backlog in the third quarter of 2007 collectively contributed to an increase in the fair value of the Company’s common stock of approximately $2.50 per share. Increased management confidence in a near-term initial public offering in conjunction with the favorable equity market environment for comparable technology companies increased the probability of an initial public offering in the near term from 70% to 85% and shortened the discount period, which in turn resulted in an increase of approximately $1.50 per share in the estimated fair value of the Company’s common stock.

In addition, the Company has revised the disclosure on page 50 in response to the Staff’s comment.

*********

Mr. Tom Jones

Securities and Exchange Commission

November 30, 2007

RE: MEMSIC, Inc. S-1/A Registration Statement (File No. 333-146377)

We appreciate the Staff’s agreement to review this letter and the Company’s Registration Statement. Please feel free to contact the undersigned in Hong Kong at the office: (852) 3740-4780 or mobile phone: (852) 9460-8675 or (86) 1380-102-1847 if you wish to discuss the Company’s revised submission.

Very truly yours,

/s/ Gregory G.H. Miao
Gregory G.H. Miao

cc:	Dr. Yang Zhao, MEMSIC, Inc.

David Lau, Citigroup Global Markets

John D. Young, Jr., Sullivan & Cromwell LLP

Edward Nelson, Ernst & Young